UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

RiT introduces the first physical layer management solution with full web based remote access

PatchView for the Enterprise™ version 3.0 enables enterprises to view, configure and monitor their network physical layer from any location

Tel Aviv, Israel - Dec. 2, 2002 - RiT Technologies (NASDAQ: RITT) the pioneer and world's leading provider of real time physical layer management solutions, today announced the release of the Version 3.0 of its advanced PatchView™ system. This new version of the Company's PatchView™ system offers a number of significant new features including, the first full web-based management solution for the physical layer, an enhanced user friendly interface, improved converged network capabilities, multi-language support and advanced visualization capabilities.

The PatchView™ network management solution meets the growing need of enterprises to manage and control their networks from the physical layer level. With PatchView™ Version 3.0, IT and network managers can now enjoy full network troubleshooting and control from remote locations via standard web browsers. This enables them to view, configure and monitor the physical layer from any location. The new version of PatchView™ provides IT managers with added comprehensive information regarding the real-time location and attributes of IP phones and their connectivity, due to its converged network capabilities.

PatchView™ Version 3.0 provides a state of the art user interface that is highly intuitive and easy to use, which significantly improves productivity.  The product also includes a multi-language support system, which allows for global utilization and was designed to meet the needs of RiT’s multi-national client base. In addition, PatchView™ Version 3.0 provides a network visualization capability using CAD (Computer Aided Design). With this interface, all physical network assets, together with their exact physical location within any room in the organization, can be traced and monitored visually.

"We are excited to deliver the most advanced and comprehensive physical layer solution in the market to date. As pioneers of the concept of physical layer management and the leading vendor of this growing market segment, RiT is committed to providing the most innovative, solutions in the industry” said Liam Galin, President and CEO of RiT Technologies. "There is no doubt that full visibility and real-time access are the key to minimizing down-time and improving network performance. By providing our customers with full remote access capabilities, we are improving their ability to efficiently and cost-effectively manage their networks with no room for failure.”

The PatchView™ network management system significantly cuts organizations downtime by bringing real-time visibility to the physical layer of complex enterprise networks. PatchView™ automatically collects and analyzes connectivity data, providing IT administrators with comprehensive real-time information concerning network assets (switch ports, servers, work stations and the networks cabling infrastructure.) and their connectivity status.  This allows organizations to identify unutilized network assets and accurately manage the network's resources. PatchView™ also enhances the enterprise's security control by allowing it to monitor and access data, notify IT managers about cable connection status and prevent unauthorized activities in real-time. In addition, the system ensures business continuity through a built-in Disaster Recovery feature that allows restoration of the organization infrastructure connectivity map, using a resilient database.

About RiT Technologies  RiT Technologies is the pioneer and world leading provider of real-time physical layer management solutions. Our innovative technologies are the key to controlling a network’s physical layer while increasing productivity, maximizing performance and return on investment for our customers.  PatchView™, RiT’s advanced solution for the enterprise enables full web-based management, planning and troubleshooting of network physical layer connectivity.

PairView™ and PairQ™ solutions are aimed at the outside plant network management market, enabling Telcos to better utilize their investment in copper infrastructure while improving their ability to provision and mass qualify for high bandwidth services (xDSL), improving deployment and margins.

RiT's global network spans 60 countries. Key customers include major financial institutions, corporations and global telecommunications companies such as; Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, Diageo, Daewoo, Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: January 21, 2003

By: s/Liam Galin____________

Liam Galin

President, Chief Executive Officer

and Director